UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Extraordinary General Meeting

The board of directors (the “Board”) of Diginex Limited (the “Company”) has scheduled an Extraordinary General Meeting (the “Extraordinary General Meeting” or the “Meeting”) of the shareholders of the Company to be held on Friday, November 20, 2026 at 10:00 a.m. Eastern Time (EST) via webcast and teleconference using the following access information:

Webcast: https://www.cstproxy.com/diginex/sm2026

Teleconference: Telephone access (listen-only):

Within the U.S. and Canada: 1 800-450-7155 (toll-free)

Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

Conference ID: 0525686#

The Notice of Extraordinary General Meeting, the proxy statement and the proxy card accompanying this Notice are also available at https://www.cstproxy.com/diginex/sm2026. We are mailing these materials to our shareholders on or about November 12, 2026.

As discussed in the attached Proxy Statement, the purpose of the Extraordinary General Meeting is to consider and vote upon, and if thought fit, approve the following proposals:

Proposal No. 1. Authorized Share Capital Increase (the “Authorized Share Capital Increase Proposal”) – a proposal to resolve, by ordinary resolution, that (i) in the event that the Transaction (as defined in the notice dated 24 September 2026 (the “October EGM Notice”) of the extraordinary general meeting of the Company held on 8 October 2026 (the “October EGM”) and approved by shareholders at the October EGM) is not completed prior to the passing of this resolution, the authorized share capital of the Company be increased from US$200,000 divided into 495,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each to US$520,000 divided into 1,295,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each, by the creation of 800,000,000 additional authorized ordinary shares of a par value of US$0.0004 each, with immediate effect, and (ii) upon passing of this resolution, the resolution relating to the Changes of Authorized Share Capital Proposal (as defined in the October EGM Notice and approved by shareholders at the October EGM) be withdrawn, revoked and superseded by this resolution in all respects (the “Authorized Share Capital Increase”).

Proposal No. 2. First MAA Amendment (the “First MAA Amendment Proposal”) – a proposal to resolve, by special resolution, that subject to the effectiveness of the Authorized Share Capital Increase, clause 8 of the existing memorandum of association of the Company be deleted in its entirety and replaced with the following new clause 8 to reflect the Authorized Share Capital Increase, with effect immediately upon the Authorized Share Capital Increase taking effect (the “First MAA Amendment”):

“8.	The share capital of the Company is US$520,000 divided into 1,295,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares;
(b)	to increase or reduce its capital;
(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or
(ii)	subject to any limitations or restrictions;

unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.”

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Proposal No. 3. New Share Consolidation (the “New Share Consolidation Proposal”) – a proposal to resolve, by ordinary resolution, that in the event that the Transaction is not completed prior to the passing of this resolution:

(i)	following the Authorized Share Capital Increase taking effect, and with immediate effect upon the compliance with applicable law and the requirements of The Nasdaq Stock Market LLC:

(a)	every ten (10) then issued and unissued ordinary shares of the Company of a par value of US$0.0004 each shall be consolidated into one (1) ordinary share of a par value of US$0.004 (each, a “Consolidated Ordinary Share”), with such Consolidated Ordinary Shares ranking pari passu in all respects with one another and having the same rights and being subject to the same restrictions as the existing ordinary shares as set out in the existing memorandum and articles of association of the Company, save as to par value;

(b)	every ten (10) then issued and unissued preferred shares of the Company of a par value of US$0.0004 each, shall be consolidated into one (1) preferred share of a par value of US$0.004 (each, a “Consolidated Preferred Share”), with such Consolidated Preferred Shares ranking pari passu in all respects with one another and having the same rights and being subject to the same restrictions as the existing preferred shares as set out in the existing memorandum and articles of association of the Company, save as to par value;

(c)	no fractional Consolidated Ordinary Shares or Consolidated Preferred Shares shall be issued and any fractional entitlement to the issued Consolidated Ordinary Shares or the issued Consolidated Preferred Shares arising from such share consolidation shall be rounded up to the next whole Consolidated Ordinary Share or Consolidated Preferred Share (as the case may be), such that the authorized share capital of the Company shall become US$520,000 divided into 129,500,000 ordinary shares of a par value of US$0.004 each and 500,000 preferred shares of a par value of US$0.004 each (collectively, the “New Share Consolidation”);

(ii)	the number of ordinary shares, preferred shares, warrants, options, restricted share units, performance share units and other securities or rights exercisable for, convertible into or otherwise referencing ordinary shares of the Company, together with the applicable exercise, conversion or subscription prices thereof, shall be adjusted to reflect the New Share Consolidation to the extent required by their terms; and

(iii)	upon passing of this resolution, the resolution relating to the Share Consolidation Proposal (as defined in the October EGM Notice and approved by shareholders at the October EGM) be withdrawn, revoked and superseded by this resolution in all respects.

Proposal No. 4. Second MAA Amendment (the “Second MAA Amendment Proposal”) – a proposal to resolve, by special resolution, that, (i) subject to the Authorized Share Capital Increase and the New Share Consolidation taking effect, the third amended and restated memorandum and articles of association of the Company in the substantial form attached as Annex 1 to the Notice of Extraordinary General Meeting and the accompanying proxy statement, reflecting the Authorized Share Capital Increase and the New Share Consolidation, be approved and adopted in their entirety, in substitution for and to the exclusion of the then effective memorandum and articles of association of the Company, with effect immediately upon the Share Consolidation taking effect (the “Second MAA Amendment”) and (ii) upon passing of this resolution, the resolution relating to the M&AA Amendment Proposal (as defined in the October EGM Notice and approved by shareholders at the October EGM) be withdrawn, revoked and superseded by this resolution in all respects.

Proposal No. 5. Adjournment Proposal (the “Adjournment Proposal”) – a proposal to resolve, by ordinary resolution, that the chairman of the Extraordinary General Meeting be and hereby is authorized to adjourn the Meeting to a later date or dates, on one or more occasions, if necessary or advisable (a) to permit any required or advisable supplement or amendment to this Notice of Extraordinary General Meeting and accompanying proxy statement to be furnished to shareholders, (b) to permit the Company to solicit additional proxies in favor of any proposal submitted at the Meeting or (c) if the chairman otherwise determines that an adjournment is necessary or advisable to facilitate the orderly conduct of the Extraordinary General Meeting.

Copies of the Notice of Extraordinary General Meeting and Proxy Statement (the “Notice”) and the Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively. Shareholders of the Company on the Record Date are entitled to vote on the matters presented at the Meeting. Shareholders are urged to carefully read the Notice, because it contains important information about the Company and the Meeting.

The Company is a foreign private issuer. As such, the Notice is not subject to review and comment by the U.S. Securities and Exchange Commission (the “SEC”).

Copies of Notice and other documents filed or submitted by the Company will be available at https://www.cstproxy.com/diginex/sm2026 and at the website maintained by the SEC at www.sec.gov. Shareholders may also obtain a copy of the Notice, free of charge, from the Company or on the Company’s website at https://www.diginex.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Meeting. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Notice filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: November 12, 2026		/s/ Miles Pelham
	Name:	Miles Pelham
	Title:	Chairman

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Exhibits

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.2	Form of Proxy Card

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